UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

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           In the Matter of                    :
                                               :
      WHEELING POWER COMPANY                   :
      51 - 16th Street                         :    CERTIFICATE OF
      Wheeling, WV 26003                       :     NOTIFICATION
                                               :
      File No. 70-9799                         :
                                               :
(Public Utility Holding Company Act of 1935)   :
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      Wheeling Power Company  ("WPCo"),  hereby certifies in connection with the
Application-Declaration on Form U-1 in the above-entitled matter, that certain of the transactions specified in said Application-Declaration, as amended, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, said Application-Declaration, as amended, and the Order of the Securities and Exchange Commission with respect thereto, dated December 28, 2000 (HCAR No. 35-27327), as follows:
     1. On February 16, 2001, WPCo sold three unsecured promissory notes with a fixed interest rate of 6.73% and maturity date of February 16, 2004 in the principal amounts of $10,000,000, $5,000,000 and $5,000,000, to Allstate Life Insurance Company, Aid Association for Lutherans and Nationwide Life Insurance Company, respectively. A conformed copy of the Note Purchase Agreement and promissory notes is attached hereto as Exhibit B-2-1.
      2. A copy of the "past tense" opinion of counsel relating to the transactions described herein is attached hereto as Exhibit F-1.
      3. The transactions described herein were consummated within the period designated in said Application-Declaration.

                               WHEELING POWER COMPANY


                               By:_/s/ Thomas G. Berkemeyer_
                                    Assistant Secretary


Dated:  February 28, 2001




                                                                  Exhibit B-2-1


                             WHEELING POWER COMPANY
                                51 - 16th Street
                               Wheeling, WV 26003


                                          As of February 16, 2001


To Each of the Purchasers
  Listed in the Purchaser Schedule
     Attached hereto


Ladies and Gentlemen:

      The undersigned, WHEELING POWER COMPANY, (herein called the "Company"), hereby agrees with you as follows:

      1. Authorization of Issue of Notes. The Company will authorize the issue of its promissory notes (herein called the "Notes") in the aggregate principal amount of $20,000,000, to be dated the date of issue thereof, to mature February 16, 2004, to bear interest on the unpaid balance thereof from the date thereof until the principal thereof shall have become due and payable at the rate of 6.73% per annum and on overdue principal, premium and interest at the rate specified therein, and otherwise to be substantially in the form of Exhibit A attached hereto. The term "Notes" as used herein shall include each Note delivered pursuant to any provision of this Agreement and each Note delivered in substitution or exchange for any such Note pursuant to any such provision.

      2. Purchase and Sale of Notes. The Company hereby agrees to sell to you and, subject to the terms and conditions herein set forth, you agree, severally and not jointly, to purchase from the Company the aggregate principal amount of Notes set forth opposite your name in the Purchaser Schedule attached hereto at 100% of such aggregate principal amount. The Company will deliver to you, at the offices of Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, one or more Notes registered in your name, evidencing the aggregate principal amount of Notes to be purchased by you and in the denomination or denominations specified with respect to you in the Purchaser Schedule attached hereto, against payment of the purchase price thereof by transfer of immediately available funds for credit to the Company's account #39029062 at Citibank N.A., ABA# 021000089 on or before 11:00 A.M. (Chicago Time) on the date of closing, which shall be February 16, 2001, or any other time, or any other date on or before February 20, 2001, upon which the Company and you may mutually agree (herein called the "closing" or the "date of closing").

      3. Conditions of Closing. Your obligation to purchase and pay for the Notes to be purchased by you hereunder is subject to the satisfaction, on or before the date of closing, of the following conditions:

           A. Opinion of Company's Counsel. You shall have received from counsel for the Company, Thomas G. Berkemeyer, an attorney employed by American Electric Power Service Corporation, an affiliate of the Company, an opinion substantially in the form of Exhibit B attached hereto.

           B. Representations and Warranties; No Default. The representations and warranties contained in paragraph 8 shall be true on and as of the date of closing, except to the extent of changes caused by the transactions herein contemplated; there shall exist on the date of closing no Event of Default or Default; and the Company shall have delivered to you an Officer's Certificate, dated the date of closing, to both such effects.

           C. Purchase Permitted By Applicable Laws. The purchase of and payment for the Notes to be purchased by you on the date of closing on the terms and conditions herein provided (including the use of the proceeds of such Notes by the Company) shall not violate any applicable law or governmental regulation (including, without limitation, section 5 of the Securities Act or Regulation T, U or X of the Board of Governors of the Federal Reserve System) and shall not subject you to any tax, penalty, liability or other onerous condition under or pursuant to any applicable law or governmental regulation, and you shall have received such certificates or other evidence as you may request to establish compliance with this condition.

           D. Sale of Other Notes. Contemporaneously with your purchase of Notes, the Company shall sell to the other Purchasers, and the other Purchasers shall purchase the Notes to be purchased by them on the closing date as specified in the Purchaser Schedule.

           E. Private Placement Number. A Private Placement number issued by Standard & Poor's CUSIP Service Bureau (in cooperation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for the Notes.

           F. Proceedings. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in substance and form to you, and you shall have received all such counterpart originals or certified or other copies of such documents as you may reasonably request.

      4. Prepayments. The Notes shall be subject to prepayment under the circumstances set forth in paragraph 4A.

           A. Optional Prepayment. The Notes shall be subject to prepayment, in whole at any time or from time to time in part (in integral multiples of $1,000,000), at the option of the Company, at 100% of the principal amount so prepaid plus interest thereon to the prepayment date plus the Make-Whole Amount, if any, determined for the prepayment date with respect to such principal amount.

           B. Notice of Optional Prepayment. The Company shall give the holder of each Note irrevocable written notice of any prepayment pursuant to paragraph 4A not less than 30 and not more than 60 days prior to the prepayment date, specifying such prepayment date and the principal amount of the Notes, and of the Notes held by such holder, to be prepaid on such date and the interest to be paid on the prepayment date with respect to such principal amount being prepaid and stating that such prepayment is to be made pursuant to paragraph 4A. Such notice shall be accompanied by a certificate of the chief financial officer of the Company as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes a certificate of the chief financial officer of the Company specifying the calculation of such Make-Whole Amount as of the specified prepayment date. Notice of prepayment having been given as aforesaid, the principal amount of the Notes specified in such notice, together with interest thereon to the prepayment date and together with the Make-Whole Amount, if any, herein provided, shall become due and payable on such prepayment date.

           C. Partial Payments Pro Rata. Upon any partial prepayment of the Notes, the principal amount so prepaid shall be allocated to all Notes at the time outstanding in proportion to the respective outstanding principal amounts thereof.

           D. Retirement of Notes. The Company shall not, and shall not permit any Affiliate to, prepay or otherwise retire in whole or in part prior to their stated final maturity (other than by prepayment pursuant to paragraph 4A or upon acceleration of such final maturity pursuant to paragraph 7A), or purchase or otherwise acquire, directly or indirectly, Notes held by any holder unless the Company shall have offered to prepay or otherwise retire or purchase or otherwise acquire, as the case may be, the same proportion of the aggregate principal amount of Notes at the time outstanding upon the same terms and conditions. Any Notes so prepaid or otherwise retired or purchased or otherwise acquired by the Company or any Affiliate shall not be deemed to be outstanding for any purpose under this Agreement.

           E. Make-Whole Amount. The term "Make-Whole Amount" means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

           "Called Principal" means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 4A or has become or is declared to be immediately due and payable pursuant to Section 7A, as the context requires.

           "Discounted Value" means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

           "Reinvestment Yield" means, with respect to the Called Principal of any Note, the yield to maturity implied by (i) the yields reported, as of 10:00 A.M. (New York City time) on the second Business Day preceding the
      Settlement Date with respect to such Called Principal, on the display designated as "Page 678" on the Telerate Service of Bridge Information Services (or such other display as may replace Page 678 on the Telerate Service of Bridge Information Services) for actively traded U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable, the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. Such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the actively traded U.S. Treasury security with the duration closest to and greater than the Remaining Average Life and (2) the actively traded U.S. Treasury security with the duration closest to and less than the Remaining Average Life.

           "Remaining Average Life" means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

           "Remaining Scheduled Payments" means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 4A or 7A.

           "Settlement Date" means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to
      Section 4A or has become or is declared to be immediately due and payable pursuant to Section 7A, as the context requires.

      5.   Affirmative Covenants.

           A. Information. The Company covenants that it will deliver to each Significant Holder

                (i) Quarterly Financial Statements - as soon as available and in any event within ninety (90) days after the end of each of the first three (3) quarters of each fiscal year of the Company, the consolidated balance sheet of the Company and its Subsidiaries as of the end of each such quarter and the consolidated statement of income and retained earnings of the Company and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by the chief financial officer of the Company as fairly presenting, in all material respects, the financial position of the Company and its Subsidiaries and their results of operations, subject to changes resulting from year-end adjustments;

                (ii) Annual Financial Statements - as soon as available and in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, a copy of the annual report for each such year, containing consolidated financial statements for such year certified by Deloitte & Touche LLP or another independent public accountant of recognized standing, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by an opinion thereon of such independent certified public accountants, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the Company and its Subsidiaries and their results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances;

                (iii) Notice of Default or Event of Default - promptly, and in any event within five days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any person has given any notice or taken any action with respect to a claimed default hereunder or that any person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 7A(iv), a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto; and

                (iv) Requested Information - with reasonable promptness such other information respecting the condition or operations, financial or otherwise, of the Company and its Subsidiaries as any Significant Holder may from time to time reasonably request.

           B. Officer's Certificate. Each set of quarterly and annual financial statements delivered to a holder of Notes pursuant to Section 5A(i) and Section 5A(ii) hereof shall be accompanied by a certificate of the chief financial officer of the Company setting forth:

                (i) Covenant Compliance -- the information required in order to establish whether the Company was in compliance with each of the requirements of Section 6A hereof during the quarterly or annual period covered by the statements then being furnished; and

                (ii) Event of Default -- a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists, specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto.

           C. Inspection. The Company shall permit the representatives of each Significant Holder:

                (i) No Default -- if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company and to discuss the affairs, finances and accounts of the Company with the Company's officers, all at such reasonable times and as often as may be reasonably requested in writing; and

                (ii) Default -- if a Default or Event of Default then exists, at the expense of the Company to visit and inspect any of the offices or properties of the Company, to examine all its books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss its affairs, finances and accounts with its officers, all at such times and as often as may be requested.

           D. Compliance with Laws. The Company covenants that the Company and its Subsidiaries shall comply in all material respects with all applicable laws, rules, regulations and orders, such compliance to include, without limitation, paying before the same become delinquent, all taxes, assessments and governmental charges imposed upon the properties of the Company and its Subsidiaries, except to the extent contested in good faith.

           E. Insurance. The Company covenants that it shall maintain, with respect to the properties, assets and business of the Company and its Subsidiaries, insurance with financially sound and reputable insurers against loss or damage of the kinds and in the amounts (including deductibles, co-insurance and self insurance, if adequate reserves are maintained with respect thereto) customarily carried under similar circumstances by other corporations engaged in the same or similar businesses and similarly situated.

           F. Maintenance of Corporate Existence. The Company covenants that it shall (i) preserve and maintain its corporate existence in the jurisdiction of its incorporation (except as provided in paragraph 6(C), (ii) preserve and maintain the rights, franchises and privileges necessary for the ordinary conduct of the business of the Company and its Subsidiaries, provided that the Company shall not be required to preserve any right, franchise or privilege if required to relinquish the same in connection with or pursuant to any Restructuring Law, and (iii) maintain its properties and assets in good working order and condition, except as required in connection with or pursuant to any Restructuring Law.

      6.   Negative Covenants.

      The Company covenants that so long as any Note shall remain outstanding and unpaid it will not and will not permit any Subsidiary to:

           A. Limitation on Liens, Etc. Create, incur, assume or suffer to be created, incurred, assumed, or to exist, any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature (all of the foregoing being hereinafter referred to in this subparagraph as "liens") upon or with respect to any of its property or assets, whether now owned or hereafter acquired, except that the foregoing restrictions shall not apply to:

                (i) liens for taxes, assessments or governmental charges or levies not yet delinquent or being contested in good faith by appropriate proceedings;

                (ii) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due or being contested in good faith by appropriate proceedings;

                (iii) liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of or compliance with statutory obligations, tenders, bids, leases, surety and appeal bonds, performance and return-of-money bonds and other similar obligations (other than obligations for the payment of borrowed money);

                (iv) any judgment lien, unless the judgment it secures shall not, within sixty (60) days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within sixty (60) days after the expiration of any such stay;

                (v) liens on any property acquired, constructed or improved by the Company or any Subsidiary after the date of this Agreement, or liens on any property existing at the time of the acquisition thereof, provided that the lien shall not apply to any property theretofore owned by the Company or any Subsidiary other than any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

                (vi) liens incidental to the conduct of the business of the Company or any Subsidiary or the ownership of its property and assets, which were not incurred in connection with the borrowing of money or the obtaining of credit, none of which materially interferes with the Company's or such Subsidiary's use and operation of their properties and assets or detracts from the value thereof; and

                (vii) liens for the sole purpose of extending, renewing or replacing in whole or in part the indebtedness secured by any lien referred to in the foregoing clauses (i) and (vi) or in this clause
           (vii); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the lien so extended, renewed or replaced (and any improvements on such property).

           B. Limitations on Borrowing. Create or incur any indebtedness for borrowed money (other than Short-Term Debt of the Company in an aggregate principal amount not exceeding the greater of ten percent (10%) of the Capitalization of the Company, excluding such Short-Term Debt, or such other amount as shall be approved by the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935) other than indebtedness for borrowed money of the Company if, immediately after the creation or incurring of such indebtedness and the application of the proceeds thereof, if any, the total principal amount of all indebtedness for borrowed money of the Company (other than Short-Term Debt to the extent specified above) shall exceed sixty-five percent (65%) of the Capitalization of the Company.

           C. Limitation on Mergers. Merge into or consolidate with any corporation or other entity, or permit any corporation or other entity to merge into or consolidate with it, or sell, lease or otherwise dispose of all or substantially all of its assets to any other corporation or entity, provided that the Company may enter into such transaction if, in any such case, (i) the indebtedness for borrowed money of such successor corporation or entity (whether or not the Company) would not exceed the amount permitted by subparagraph 6B hereof, and (ii) after giving effect to such transaction, a Default or an Event of Default shall not occur, and
      (iii) such successor corporation or entity (if other than the Company) shall not fail (x) to execute and deliver to each holder of a Note its assumption of the due and punctual performance and observance of each of the obligations of the Company under the Notes and this Agreement and (y) to cause to be delivered to each such holder an opinion of counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof, in which case the obligations of the original obligor set forth herein shall be severed.

           D. Pension Plans. Permit any employee benefit pension plan within the meaning of Section 3(2)(A) of ERISA (other than a multiemployer plan of the United Mine Workers of America) with respect to which the Company may have any liability to terminate, or withdraw from such a plan, while there shall exist a deficiency of more than $50,000,000 in plan assets available to satisfy the benefits guaranteeable under ERISA, as amended, with respect to such plan.

      7.   Events of Default.

           A. Acceleration. If any of the following events shall occur and be continuing:

                (i) The Company shall fail to pay the principal of, or any installment of interest or Make-Whole Amount, if any, on, any Note when due or shall fail to pay any other amounts payable under this Agreement when due;

                (ii) Any representation or warranty made by the Company herein or by the Company (or any of its officers) in connection with this Agreement shall prove to have been incorrect in any material respect when made;

                (iii) The Company shall fail to perform or observe any other term, covenant or agreement contained in this Agreement on its part to be performed or observed and any such failure shall remain unremedied for ten (10) days after the earlier of (x) a Responsible Officer obtaining actual knowledge of such default, and (y) written notice thereof shall have been given to the Company by any holder of a Note;

                (iv) The Company or any Subsidiary shall fail to pay the principal of, or interest on, any obligation of such person for borrowed money (other than under this Agreement and the Notes) when due, whether by acceleration, by required prepayment or otherwise, for a period longer than any period of grace provided in such obligation, or fail to perform any other term, condition or covenant contained in any such obligation, the effect of which is to cause, or to permit the holder of such obligation or others on its behalf to cause, such obligation then to become due prior to its stated maturity, unless such failure shall have been cured or effectively waived;

                (v) The Company or any Subsidiary shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Company or any Subsidiary seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property; or the Company or any Subsidiary shall take any corporate action to authorize any of the actions set forth above in this clause (v);

                (vi) All of the Voting Stock, other than directors' qualifying shares, of the Company, or of any successor corporation or entity, shall not be owned, directly or indirectly, by American Electric Power Company, Inc., or a successor thereto; or

                (vii) A final judgment or judgments for the payment of money aggregating in excess of $3,000,000 are rendered against the Company or any Subsidiary and such judgments are not, within 30 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 30 days after the expiration of such stay;

then (a) if such event is an Event of Default specified in clause (v) of this paragraph 7A with respect to the Company, all of the Notes at the time outstanding shall automatically become immediately due and payable at par together with interest accrued thereon and (to the full extent permitted by law) together with the then applicable Make-Whole Amount, if any, without presentment, demand, protest or further notice of any kind, all of which are hereby waived by the Company, (b) if such event is an Event of Default specified in clause (i) of this Subparagraph 7A any holder or holders of Notes at the time outstanding affected by such Event of Default may, at any time that such Event of Default is continuing, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable, at par together with interest accrued thereon and (to the full extent permitted by law) together with the then applicable Make-Whole Amount, if any, with respect to each such Note, without presentment, demand, protest or further notice of any kind, all of which are hereby waived by the Company, and (c) if such event is any other Event of Default, the Required Holder(s) may at its or their option at any time that such Event of Default is continuing, by notice in writing to the Company, declare all of the Notes to be, and all of the Notes shall thereupon be and become, immediately due and payable together with interest accrued thereon, and (to the full extent permitted by law) together with the then applicable Make-Whole Amount, if any, with respect to each Note, without presentment, demand, protest or further notice of any kind, all of which are hereby waived by the Company.

      The Company acknowledges and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for), and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

           B. Other Remedies. No remedy conferred in this Agreement upon the holder of any Note is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy conferred herein or now or hereafter existing at law or in equity or by statute or otherwise.

           C. Rescission. At any time after any Notes have been declared due and payable pursuant to clause (b) or (c) of Section 7A, the holders of not less than 51% in principal amount of the Notes then outstanding, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 11C, and (c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 7C will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

           D. No Waivers or Election of Remedies, Expenses, etc. No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under Section 11B, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 7, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

      8. Representations and Warranties of the Company. The Company represents and warrants:

           A. Organization. The Company is a corporation duly organized and existing in good standing under the laws of the State of West Virginia and the Company has the corporate power to own its property and to carry on its business as now being conducted. The Company does not currently have any Subsidiaries.

           B. Financial Statements. The Company has furnished you balance sheets of the Company as at December 31, 1997, 1998 and 1999, and statements of income and statements of changes in cash flows of the Company for each of the fiscal years then ended, all certified by Deloitte & Touche LLP and
      (ii) a balance sheet of the Company as at September 30, 2000 and a statement of income and statement of changes in cash flows for the three-month period ended on such date, prepared by the Company. Such financial statements (including any related schedules and/or notes) have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods involved (subject, as to interim statements, to changes resulting from year-end adjustments). The balance sheets fairly present the condition of the Company as at the dates thereof, and the statements of income and statements of changes in cash flows fairly present the results of the operations of the Company for the periods indicated and all such financial statements have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of the interim financial statements, to normal year end adjustments).

           C. Actions Pending. Except as specifically set forth in the 1999 Annual Report of the Company, a copy of which has heretofore been delivered to each of you, there is no action, suit or proceeding pending or, to the knowledge of the Company, threatened against the Company or any properties or rights of the Company by or before any court, arbitrator or Governmental Authority which if adversely determined could reasonably be expected to have a Material Adverse Effect.

           D. Corporate Authorization; No Conflict. The execution, delivery and performance by the Company of this Agreement and the Notes and the transactions contemplated hereby are within the Company's corporate powers, have been duly authorized by all necessary corporate action, and will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any lien in respect of any property of the Company under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which the Company is bound or by which the Company of any of its properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company.

           E. Government Consent. No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required for the due execution, delivery and performance by the Company of this Agreement or any Note, except for the authorization of the Securities and Exchange Commission, which authorization has been duly obtained and is in full force and effect.

           F. Offering of Notes. Neither the Company nor any agent acting on its behalf has, directly or indirectly, offered the Notes or any similar security of the Company for sale to, or solicited any offers to buy the Notes or any similar security of the Company from, or otherwise approached or negotiated with respect thereto with, any Person other than institutional investors, each of which has been offered the Notes at a private sale for investment, and neither the Company nor any agent acting on its behalf has taken or will take any action which would subject the issuance or sale of the Notes to the provisions of section 5 of the Securities Act.

           G. Board of Governors Regulation. The Company is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), and no proceeds of the Note will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock. The Company does not own any margin stock and the Company does not have any present intention to acquire any margin stock. As used in this Section, the terms "margin stock" and "purpose of buying or carrying" shall have the respective meanings assigned to them in said Regulation U.

           H. Investment Company Act. The Company is not an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

           I. Disclosure. This Agreement, the documents, certificates or other writings delivered to you by or on behalf of the Company in connection with the transactions contemplated hereby and the financial statements described in Section 8B, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements herein and therein not misleading in light of the circumstances under which they were made. Except as disclosed in the financial statements described in Section 8B, since December 31, 1999, there has been no change in the financial condition, operations, business, properties or prospects of the Company except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to the Company that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the other documents, certificates and other writings delivered to you by or on behalf of the Company specifically for use in connection with the transactions contemplated hereby.

           J. Taxes. The Company has filed all material tax returns that, to the knowledge of the Company, are required to have been filed in any jurisdiction, and has paid or caused to be paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon it or its properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company has established adequate reserves in accordance with GAAP. The charges, accruals and reserves on the books of the Company in respect of federal, state or other taxes for all fiscal periods are adequate.

           K. Title to Property; Leases. The Company has good and sufficient title to its properties that individually or in the aggregate are material, including all such properties reflected in the most recent audited balance sheet referred to in Section 8B or purported to have been acquired by the Company after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of liens prohibited by this Agreement. All leases that individually or in the aggregate are material are valid and subsisting and are in full force and effect in all material respects.

           L.   Existing Debt; Future Liens.

                (a) Except as described therein, Exhibit C sets forth a complete and correct list of all outstanding Debt of the Company as of January 31, 2001, since which date there has been no material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Debt of the Company. The Company is not in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of the Company and no event or condition exists with respect to any Debt of the Company that would permit (or that with notice or the lapse of time, or both, would permit) one or more persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

                (b) The Company has not agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a lien not permitted by Section 6A.

           M. Licenses, Permits. The Company possesses all licenses, permits, franchises and certificates and all other approvals, orders, authorizations and consents and has made all declarations, filings and registrations which are necessary or appropriate for the ownership of its properties and assets and for the conduct of its business as now conducted and proposed to be conducted, except for those licenses, permits, franchises, certificates, approvals, orders, authorizations and consents which the failure to possess, and such declarations, filings and registrations which the failure to make, would not have a Material Adverse Effect.

           N. Compliance with ERISA.

           (i) The Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or liens as would not be individually or in the aggregate material.

           (ii) The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The term "benefit liabilities" has the meaning specified in section 4001 of ERISA and the terms "current value" and "present value" have the respective meanings specified in section 3 of ERISA.

           (iii) The Company and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are material.

           (iv) The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code. The representation by the Company in the first sentence of this
      Section 8O(v) is made in reliance upon and subject to the accuracy of your representation in Section 9B as to the sources of the funds used to pay the purchase price of the Notes to be purchased by you.

           O. Restructuring Legislation. The Company has in place enforceable long term electric supply contracts, and will not modify such contracts so as to cause a Material Adverse Effect, notwithstanding the implementation of the caps to consumer rates contained or contemplated in the electricity restructuring plan for West Virginia issued by the West Virginia Public Service Commission on January 28, 2000.

      9.   Representations of the Purchaser.

           A. Purchase for Investment. You represent, and in making this sale to you it is specifically understood and agreed, that you are not acquiring the Notes to be purchased by you hereunder with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act, provided that the disposition of your property shall at all times be and remain within your control.

           B. Source of Funds. You represent that at least one of the following statements is an accurate representation as to each source of funds (a "Source") to be used by you to pay the purchase price of the Notes to be purchased by you hereunder:

                (a) the Source is an  "insurance  company  general  account," as such term is defined in the Department of Labor Prohibited Transaction Class Exemption 95-60 (issued July 12, 1995) ("PTCE 95-60") and there is no "employee benefit plan" with respect to which the aggregate amount of such general account's reserves and liabilities for the contracts held by or on behalf of such "employee benefit plan" and all other "employee benefit plans" maintained by the same employer (and affiliates thereof as defined in Section V(a)(1) of PTCE 95-60) or by the same employee organization (in each case determined in accordance with the provisions of PTCE 95-60) exceeds 10% of the total reserves and liabilities of such general account (as determined under PTCE 95-60) (exclusive of separate account liabilities) plus surplus as set forth in the National Association of Insurance Commissioners Annual Statement filed with the state of your domicile and the requirements of PTCE 95-60 will be satisfied with respect to such account's purchase of Notes; or

                (b) the Source is either (i) an insurance company pooled separate account, within the meaning of Prohibited Transaction Exemption ("PTE") 90-1 (issued January 29, 1990), or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 (issued July 12, 1991) and, except as you have disclosed to the Company in writing pursuant to this paragraph (b), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

                (c) the Source constitutes assets of an "investment fund" (within the meaning of Part V of the QPAM Exemption) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part V of the QPAM Exemption), no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part l(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM (applying the definition of "control" in Section V(e) of the QPAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Company in writing pursuant to this paragraph (c); or

                (d)   the Source is a governmental plan; or

                (e) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this paragraph (e); or

                (f) the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 9B, the terms "employee benefit plan", "governmental plan", "party in interest" and "separate account" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

     10. Definitions. For the purpose of this Agreement, the terms defined in the text of any paragraph shall have the respective meanings specified therein, and the following terms shall have the meanings specified with respect thereto below:

           "Affiliate"  shall mean, at any time, and with respect to any person,
      (a) any other person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first person, and (b) any person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Company or any corporation of which the Company beneficially owns or holds, directly or indirectly, 10% or more of any class of voting or equity interests. As used in this definition, "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an "Affiliate" is a reference to an Affiliate of the Company.

           "Capitalization" of the Company shall mean, as of any particular time, an amount equal to the sum of the total principal amount of all indebtedness for borrowed money, secured or unsecured, of the Company then outstanding (whether or not such indebtedness matures, pursuant to the instrument by which such indebtedness shall be created or incurred, within twelve months after such particular time) and the aggregate of the par value of, or stated capital represented by, the outstanding shares of all classes of stock and of the surplus of the Company, paid in, earned and other, if any.

           "Default Rate" shall mean that rate of interest that is the greater of (a) 8.73% per annum or (b) the rate of interest publicly announced by Citibank N.A. in New York New York as its "base" or "prime" rate.

           "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

           "ERISA Affiliate" shall mean any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

           "Event of Default" shall mean any of the events specified in paragraph 7A, provided that there has been satisfied any requirement in connection with such event for the giving of notice, or the lapse of time, or the happening of any further condition, event or act, and "Default" shall mean any of such events, whether or not any such requirement has been satisfied.

           "GAAP" shall mean generally accepted accounting principles as in effect from time to time in the United States of America.

           "Governmental Authority" shall mean

           (a)  the government of

                (i) the United States of America or any State or other political subdivision thereof, or

                (ii) any  jurisdiction  in which the  Company or any  Subsidiary
           conducts  all  or  any  part  of  its  business,   or  which  asserts
           jurisdiction over any properties of the Company, or

           (b)  any  entity   exercising   executive,   legislative,   judicial,
      regulatory or administrative functions of, or pertaining to, any such government.

           "Material Adverse Effect" shall mean a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company, or (b) the ability of the Company to perform its obligations under this Agreement and the Notes, or (c) the validity or enforceability of this Agreement or the Notes.

           "Multiemployer Plan" shall mean any Plan that is a "multiemployer plan" (as such term is defined in section 4001(a)(3) of ERISA).

           "Officer's Certificate" shall mean a certificate signed in the name of the Company by its Chairman of the Board, Vice Chairman, President, one of its Vice Presidents or its Treasurer.

           "Plan" shall mean an "employee benefit plan" (as defined in section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

           "Required Holder(s)" shall mean the holder or holders of at least 50% of the aggregate principal amount of the Notes from time to time outstanding.

           "QPAM Exemption" shall mean Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.

           "Responsible Officer" shall mean the chief financial officer, principal accounting officer, treasurer and controller of the Company and any other officer of the Company with responsibility for the administration of the relevant portion of this agreement.

           "Restructuring Law" shall mean (i) any law or rule of general applicability to all electric utilities operating in any jurisdiction in which the Company operates requiring a separation of competitive functions from other functions in the generation, transmission and distribution of electricity and (ii) any transfer of Company transmission facilities to a regional transmission organization or equivalent organization as ordered by the Federal Energy Regulatory Commission.

           "Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

           "Short-Term Debt" shall mean the principal amount of indebtedness for borrowed money represented by a note or draft issued, renewed or guaranteed by the Company which has a maturity at the time of issuance, renewal or guarantee of not more than twelve months, exclusive of days of grace.

           "Significant Holder" shall mean (i) you, so long as you shall hold (or be committed under this Agreement to purchase) any Note or (ii) any other holder of at least 10% of the aggregate principal amount of the Notes from time to time outstanding.

           "Subsidiary" shall mean, as to any person, any corporation, association or other business entity in which such person or one or more of its Subsidiaries or such person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such person or one or more of its Subsidiaries or such person and one or more of its Subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of the Company.

           "Transferee" shall mean any direct or indirect transferee of all or any part of any Note purchased by you under this Agreement.

           "Voting Stock" shall mean securities of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or persons performing similar functions).

      11.  Miscellaneous.

           A. Note Payments. The Company agrees that, so long as you shall hold any Note, it will make payments of principal thereof and premium, if any, and interest thereon, which comply with the terms of this Agreement, by wire transfer of immediately available funds for credit to your account or accounts as specified in the Purchase Schedule attached hereto, or to such other account or accounts in the United States as you may designate in writing, notwithstanding any contrary provision herein or in any Note with respect to the place of payment. You agree that, before disposing of any Note, you will make a notation thereon (or on a schedule attached thereto) of all principal payments previously made thereon and of the date to which interest thereon has been paid. The Company agrees to afford the benefits of this paragraph 11A to any Transferee which shall have made the same agreement as you no have made in this paragraph 11A.

           B. Costs, Expenses and Taxes. The Company will pay all costs and expenses (including reasonable attorneys' fees of a special counsel and, if reasonable required, local or other counsel) incurred by you and each other purchaser or holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement or the Notes (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (i) all reasonable out-of-pocket expenses, including reasonable attorneys' fees, arising in connection with the enforcement or preservation of any rights under this Agreement and any Note and (ii) any and all present and future stamp and other taxes (including interest and penalties, if any) which may be assessed or payable in respect of any Note, or of any modification of any Note, or of this Agreement other than in connection with any transfer of this Agreement or any Note.

           C. Consent to Amendments. This Agreement may be amended, and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, if the Company shall obtain the written consent to such amendment, action or omission to act, of the holder(s) of sixty-six and two-thirds percent (66 2/3%)of the aggregate principal amount of the Notes except that, without the written consent of the holder or holders of all Notes at the time outstanding, no amendment to this Agreement shall (i) change the maturity of any Note, or (ii) change the principal of, or the rate or time of payment of interest or any premium or fee payable with respect to any Note, or (iii) affect the time, amount or allocation of any required prepayments, or (iv) reduce the proportion of the principal amount of the Notes required with respect to any consent, or (v) amend or modify the provisions of Section 7 hereof. Each holder of any Note at the time or thereafter outstanding shall be bound by any consent authorized by this paragraph 11C, whether or not such Note shall have been marked to indicate such consent, but any Notes issued thereafter may bear a notation referring to any such consent. No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein and in the Notes, the term "this Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

      The Company will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 17 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the Requisite Holders of Notes.

      The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

           D. Form, Registration, Transfer and Exchange of Notes: Lost Notes. The Notes are issuable as registered notes without coupons in denominations of at least one million dollars ($1,000,000); provided that if necessary to enable the registration or transfer by a holder of its entire holding of Notes, one Note may be in a denomination less that $1,000,000. The Company shall keep at its principal office a register in which the Company shall provide for the registration of Notes and of transfers of Notes. Upon surrender for registration of transfer of any Note at the principal office of the Company, the Company shall, at its expense, execute and deliver one or more new Notes of like tenor and of a like aggregate principal amount, registered in the name of such transferee or transferees. At the option of the holder of any Note, such Note may be exchanged for other Notes of like tenor and of any authorized denominations, of a like aggregate principal amount, upon surrender of the Note to be exchanged at the principal office of the Company. Whenever any Notes are so surrendered for exchange, the Company shall, at its expense, execute and deliver the Notes which the holder making the exchange is entitled to receive. Every Note surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer duly executed, by the holder of such Note or such holder's attorney duly authorized in writing. Any Note or Notes issued in exchange for any Note or upon transfer thereof shall carry the rights to unpaid interest and interest to accrue which were carried by the Note so exchanged or transferred, so that neither gain nor loss of interest shall result from any such transfer or exchange. Upon receipt of written notice from the holder of any Note of the loss, theft, destruction or mutilation of such Note and, in the case of any such loss, theft or destruction, upon receipt of such holder's unsecured indemnity agreement, or in the case of any such mutilation upon surrender and cancellation of such Note, the Company will make and deliver a new Note, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Note.

           E. Persons Deemed Owners: Participations. Prior to due presentment for registration of transfer, the Company may treat the person in whose name any Note is registered as the owner and holder of such Note for the purpose of receiving payment of principal of and premium, if any, and interest on such Note and for all other purposes whatsoever, whether or not such Note shall be overdue, and the Company shall not be affected by notice to the contrary. Subject to the preceding sentence, the holder of any Note may from time to time grant participation in all or any part of such Note to any Person on such terms and conditions as may be determined by such holder in its sole and absolute discretion.

           F. Survival of Representations and Warranties: Entire Agreement. All representations and warranties contained herein or made in writing by or on behalf of the Company in connection herewith shall survive the execution and delivery of this Agreement and the Notes, the transfer by you of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any Transferee, regardless of any investigation made at any time by or on behalf of you or any Transferee. Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between you and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

           G. Successors and Assigns. All covenants and other agreements in this Agreement contained by or on behalf of either of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including, without limitation, any Transferee) whether so expressed or not.

           H. Disclosure to Other Persons. The Company acknowledges that the holder of any Note may deliver copies of any financial statements and other documents delivered to such holder, and disclose any other information disclosed to such holder, by or on behalf of the Company in connection with or pursuant to this Agreement to (i) such holder's directors, officers, employees, agents and professional consultants; (ii) any other holder of any Note; (iii) any Person to which such holder offers to sell such Note or any part thereof; (iv) any Person to which such holder sells or offers to sell a participation in all or any part of such Note; (v) any federal or state regulatory authority having jurisdiction over such holder; (vi) the National Association of Insurance Commissioners or any similar organization; or (vii) any other Person to which such delivery or disclosure may be necessary or appropriate (a) in compliance with any law, rule, regulation or order applicable to such holder, (b) in response to any subpoena or other legal process, (c) in connection with any litigation to which such holder is a party, or (d) in order to protect such holder's investment in such Note.

           I. Notices. All written communications provided for hereunder shall be effective only upon receipt and be sent by mail, telex, facsimile transmission or nationwide overnight delivery service (with charges prepaid) and (i) if to you, addressed to you at the address specified for such communications in the Purchase Schedule attached hereto, or at such other address as you shall have specified to the Company in writing; (ii) if to any other holder of any Note, addressed to such other holder at such address as such other holder shall have specified to the Company in writing or, if any such other holder shall not have so specified an address to the Company, then addressed to such other holder in care of the last holder of such Note which shall have so specified an address to the Company; and (iii) if to the Company, addressed to it in care of American Electric Power Service Corporation, 1 Riverside Plaza, Columbus, Ohio 43215, Attention: Chief Financial Officer, or at such other address as the Company shall have specified to the holder of each Note in writing.

           J. Descriptive Headings. The descriptive headings of the several paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

           K. Satisfaction Requirement. If any agreement, certificate or other writing, or any action taken or to be taken, is by the terms of this Agreement required to be satisfactory to you or to the Required Holder(s), the determination of such satisfaction shall be made by you or the Required Holder(s), as the case may be, in the reasonable judgment of the person or persons making such determination.

           L. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of Illinois.

           M. Payment on Non-Business Days. Whenever any payment to be made hereunder or under the Notes shall be stated to be due on a Saturday, a Sunday or a public or bank holiday or the equivalent for banks generally under the laws of the State of New York (any other day being a "Business Day"), such payment may be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day. Any prepayments on account of the principal of the Notes shall be endorsed on the Notes prior to any transfer of the Notes.

          N. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

      If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart of this letter and return the same to the Company, whereupon this letter shall become a binding agreement between you and the Company.

                                Very truly yours,

                               WHEELING POWER COMPANY


                               /s/ A. A. Pena
                               By:     A. A. Pena
                                Title: Treasurer



The foregoing Agreement is hereby accepted as of the date first above written.


Allstate Life Insurance Company


By:_/s/ Ronald A. Mendel_
By:_/s/ Patricia W. Wilson_
      Authorized Signatories



Aid Association for Lutherans


_/s/ R. Jerry Scheel_
Title:  Second Vice President - Securities



Nationwide Life Insurance Company


_/s/ Mark W. Poeppelman_
Title:  Associate Vice President



                               PURCHASER SCHEDULE

                                                 PRINCIPAL AMOUNT
   NAME AND ADDRESS                                  OF NOTES
     OF PURCHASER                                 TO BE PURCHASED

ALLSTATE LIFE INSURANCE COMPANY                     $10,000,000
3075 Sanders Road, STE G3A
Northbrook, Illinois  60062-7127
Attention:  Private Placements Department
Telephone Number:  (847) 402-8922
Telecopier Number:  (847) 402-3092
Payments
All payments on or in respect of the Notes to be made by Fedwire transfer of immediately available funds (identifying each payment with name of the Company, the Private Placement Number preceded by "DPP" and the payment as principal, interest or premium) in the exact format as follows:

      BBK =  Harris Trust and Savings Bank
             ABA #071000288
      BNF =  Allstate Life Insurance Company
             Collection Account #168-117-0
      ORG =  Wheeling Power Company
      OBI  = DPP - ____________--
             Payment Due Date (MM/DD/YY) -- P ______ (enter "P" and the amount of principal being remitted, for example, P5000000.00)--
             I ______ (enter "I" and the amount of
             interest being remitted,
                for example, I225000.00)
Notices
All notices of scheduled payments and written confirmation of each such payment, to be addressed:

      Allstate Insurance Company
      Investment Operations--Private Placements
      3075 Sanders Road, STE G4A
      Northbrook, Illinois  60062-7127
      Telephone:  (847) 402-2769
      Telecopy:  (847) 326-5040
All  financial  reports,  compliance  certificates  and all
other   written   communications,   including   notice   of
prepayments to be addressed as first provided above.
Name of Nominee in which Notes are to be issued:  None
Taxpayer I.D. Number:  36-2554642


                                                 PRINCIPAL AMOUNT
   NAME AND ADDRESS                                  OF NOTES
     OF PURCHASER                                 TO BE PURCHASED

AID ASSOCIATION FOR LUTHERANS                       $5,000,000
432l North Ballard Road
Appleton, Wisconsin  54919
Attention:  Investment Department
Payments
All payments of principal, interest and premium on the account of the Notes shall be made by bank wire transfer (in immediately available funds) to:

      Citibank, N.A.
      ABA #021-000-089
      DDA #36126473
      Attn:  Ann Siberon
      Ref Account #846647
      Aid Association for Lutherans Custody Account
      Security Description
      CUSIP
      Maturity Date
      Payable Date
      Principal and Interest Breakdown
Notices
All notices on or in respect of the Notes and written confirmation of each such payment to be addressed to:

      Aid Association for Lutherans
      222 West College Avenue, Floor 9
      Appleton, Wisconsin  54911
      Attention:  Investment Department

      and

      Aid Association for Lutherans Custody Account
      3800 Citibank Center Tampa
      Building B, Floor 1, Zone 7
      Tampa, Florida  33610-9122
      Attention:  Income Collection & Disbursement
      Attn:  Ann Siberon
      Ref Account #846647
All other notices and communications to be addressed as first provided above.
Name of  Nominee in which  Notes are to be issued:  NIMER &
CO
Taxpayer I.D. Number for NIMER & CO:  13-6020733
Taxpayer I.D.  Number for Aid  Association  for  Lutherans:
39-0123480


                                                 PRINCIPAL AMOUNT
   NAME AND ADDRESS                                  OF NOTES
     OF PURCHASER                                 TO BE PURCHASED

NATIONWIDE LIFE INSURANCE COMPANY                   $5,000,000
One Nationwide Plaza (1-33-07)
Columbus, Ohio 43215-2220 Attention: Corporate Fixed-Income Securities Payments All notices of payment on or in respect of the Notes and written confirmation of each such payment to:

      WIRING INSTRUCTIONS:
      The Bank of New York
      ABA #021-000-018
      BNF:  10C566
      F/A/O Nationwide Life Insurance Company
      Attention:  P&I Department
      PPN #

      Security Description:


      CHECK INSTRUCTIONS:
      Nationwide Life Insurance Company
      C/o The Bank of New York
      P.O. Box 19266
      Newark, New Jersey 07195
      Attention:  P&I Department
      (Checks should be made payable to Nationwide Life Insurance Company and identified as to issuer, security, principal and interest)
Notices
All notices of payment on or in respect of the Notes and written confirmation of each such payment to:

      Nationwide Life Insurance Company
      C/o The Bank of New York
      P.O. Box 19266
      Newark, New Jersey 07195
      Attention:  P&I Department

      With a copy to:

      Nationwide Life Insurance Company
      One Nationwide Plaza (1-32-05)
      Columbus, Ohio 43215-2220
      Attention:  Investment Accounting
All notices and communications other than those in respect to payments to be addressed as first provided above.
Name of Nominee in which Notes are to be issued:
None
Taxpayer I.D. Number:  31-4156830




                                                                       EXHIBIT A




                  6.73% NOTE DUE February 16, 2004
                                 of
                       Wheeling Power Company


No. ______                                     [Date]

                                               PPN: 96316# AA 1


$---------



      FOR VALUE RECEIVED, the undersigned, WHEELING POWER COMPANY, (herein called the "Company"), a corporation organized and existing under the laws of the State of West Virginia, hereby promises to pay to _______________________________________, or registered assigns, the principal sum of  ____________________  DOLLARS  ($__________)  on February 16, 2004, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.73% per annum from the date hereof, payable semiannually on the 16th day of February and August in each year, commencing with the February or August next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, and overdue payment of interest, and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 8.73% or (ii) the rate of interest publicly announced by Citibank N.A. from time to time in New York, New York as its "base" or "prime" rate.

      Payments of principal, premium, if any, and interest are to be made at the main office of ___________________________________, in ________________________
or at such other place as the holder hereof shall designate to the Company in writing, in lawful money of the United States of America.

      This Note is one of a series of Notes (herein called the "Notes") issued pursuant to a Note Purchase Agreement, dated as of February 16, 2001 (herein called the "Agreement"), between the Company and the respective purchasers named therein and is entitled to the benefits thereof. As provided in the Agreement, this Note is subject to prepayment, in whole or from time to time in part.

      This Note is a registered Note and, as provided in the Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note or Notes in authorized denominations aggregating a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company shall not be affected by any notice to the contrary.

      In case an Event of Default, as defined in the Agreement, shall occur and be continuing, the principal of this Note may be declared or otherwise become due and payable in the manner and with the effect provided in the Agreement.

      This Note shall be construed and enforced in accordance with the internal laws of the State of Illinois.


                               WHEELING POWER COMPANY


                               ------------------------------
                               By:  Geoffrey S. Chatas
                               Title:  Assistant Treasurer



                                                                       EXHIBIT B


           [FORM OF OPINION OF COMPANY'S COUNSEL]



[Purchasers' Names and Addresses]




[Date of Closing]

Dear Sirs:

I am an employee of American Electric Power Service Corporation, a subsidiary service corporation of American Electric Power Company, Inc. American Electric Power Company, Inc. is the corporate parent of Wheeling Power Company (the "Company"), and I have acted as counsel to the Company in connection with the Note Purchase Agreement, dated as of February 16, 2001, between the Company and each of you (the "Agreement"), pursuant to which the Company has issued to you today its 6.73% Notes due February 16, 2004, in the aggregate principal amount of Twenty Million Dollars ($20,000,000). All terms used herein that are defined in the Agreement have the respective meanings specified in the Agreement.

In this connection, I have examined such certificates of public officials, certificates of officers of the Company and copies certified to my satisfaction of corporate documents and records of the Company and of other papers, and have made such other investigations, as I have deemed relevant and necessary as a basis for my opinion hereinafter set forth. I have relied upon such certificates of public officials and of officers of the Company with respect to the accuracy of material factual matters contained therein which were not independently established. With respect to the opinion expressed in paragraphs 5 and 6 below, I have also relied upon the representations made by each of you in the first sentence of paragraph 9 of the Agreement.

Based on the foregoing, it is my opinion that:

      1. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of West Virginia and has the corporate power to carry on its business as now being conducted.

      2. The Agreement and the Note have been duly authorized by all requisite corporate action and duly executed and delivered by authorized officers of the Company, and are valid obligations of the Company, legally binding upon and enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and the
Note is entitled to the benefits of the Agreement.

      3. The execution, delivery and performance by the Company of the Agreement and the transactions contemplated thereby are within the Company's corporate powers, have been duly authorized by all necessary corporate action, and do not conflict with, or result in any breach of any of the provisions of, or constitute a default under, or result in the creation or imposition of a lien upon any of the property of the Company pursuant to (i) the provisions of the Articles of Incorporation of the Company, (ii) any judgment, decree, writ, injunction, order or award of any arbitrator, court or Governmental Authority known to me after due inquiry which is applicable to the Company or by which the Company may be bound, or (iii) any agreement or other instrument known to me after due inquiry to which the Company is party or by which the Company may be bound.

      4. No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required for the due execution, delivery and performance by the Company of the Agreement or the Note, except for the authorization of the Securities and Exchange Commission, which authorization has been duly obtained and is in full force and effect.

      5. The offering, issuance, sale and delivery of the Notes under the circumstances contemplated by the Agreement do not, under existing law, require the registration of the Notes under the United States Securities Act of 1933, as amended, or the qualification of an indenture in respect thereof under the United States Trust Indenture Act of 1939, as amended.

      6. The issuance of the Notes in accordance with the provisions of, and as contemplated by, the Agreements (including, without limitation, the representations and warranties set forth in the Agreements) do not violate or conflict with Regulation T, U or X of the Board of Governors of the Federal Reserve System.

      7. The Company is not an "investment company" or an "affiliated person" thereof or an "affiliated person" of any such "affiliated person" as such terms are defined in the Investment Company Act of 1940, as amended.

Very truly yours,




                                                                       EXHIBIT C



                                  EXISTING DEBT


      Term Loan Agreement dated November 1, 1995 by and between the Company and The Bank of New York:

      (i)  Note for $10,000,000 at 6.625% interest maturing on February 22,
           2001

      (ii) Note for $11,000,000 at 6.625% interest maturing on February 22,
           2001



                  6.73% NOTE DUE February 16, 2004
                                 of
                       Wheeling Power Company

No.  1                                         February 16, 2001

                                               PPN: 96316# AA 1

$10,000,000


      FOR VALUE RECEIVED, the undersigned, WHEELING POWER COMPANY, (herein called the "Company"), a corporation organized and existing under the laws of the State of West Virginia, hereby promises to pay to ALLSTATE LIFE INSURANCE COMPANY, or registered assigns, the principal sum of TEN MILLION DOLLARS ($10,000,000) on February 16, 2004, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.73% per annum from the date hereof, payable semiannually on the 16th day of February and August in each year, commencing with the February or August next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, and overdue payment of interest, and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 8.73% or (ii) the rate of interest publicly announced by Citibank N.A. from time to time in New York, New York as its "base" or "prime" rate.

      Payments of principal, premium, if any, and interest are to be made at the main office of ALLSTATE LIFE INSURANCE COMPANY, in Northbrook, Illinois, or at such other place as the holder hereof shall designate to the Company in writing, in lawful money of the United States of America.

      This Note is one of a series of Notes (herein called the "Notes") issued pursuant to a Note Purchase Agreement, dated as of February 16, 2001 (herein called the "Agreement"), between the Company and the respective purchasers named therein and is entitled to the benefits thereof. As provided in the Agreement, this Note is subject to prepayment, in whole or from time to time in part.

      This Note is a registered Note and, as provided in the Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note or Notes in authorized denominations aggregating a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company shall not be affected by any notice to the contrary.

      In case an Event of Default, as defined in the Agreement, shall occur and be continuing, the principal of this Note may be declared or otherwise become due and payable in the manner and with the effect provided in the Agreement.

      This Note shall be construed and enforced in accordance with the internal laws of the State of Illinois.


                               WHEELING POWER COMPANY


                               _/s/ A. A. Pena_
                               By:     A. A. Pena
                                Title: Treasurer



                  6.73% NOTE DUE February 16, 2004
                                 of
                       Wheeling Power Company

No.  2                                         February 16, 2001

                                               PPN: 96316# AA 1

$5,000,000


      FOR VALUE RECEIVED, the undersigned, WHEELING POWER COMPANY, (herein called the "Company"), a corporation organized and existing under the laws of the State of West Virginia, hereby promises to pay to NIMER & CO. or registered assigns, the principal sum of FIVE MILLION DOLLARS ($5,000,000) on February 16, 2004, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.73% per annum from the date hereof, payable semiannually on the 16th day of February and August in each year, commencing with the February or August next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, and overdue payment of interest, and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 8.73% or (ii) the rate of interest publicly announced by Citibank N.A. from time to time in New York, New York as its "base" or "prime" rate.

      Payments of principal, premium, if any, and interest are to be made at the main office of AID ASSOCIATION FOR LUTHERANS, in Appleton, Wisconsin, or at such other place as the holder hereof shall designate to the Company in writing, in lawful money of the United States of America.

      This Note is one of a series of Notes (herein called the "Notes") issued pursuant to a Note Purchase Agreement, dated as of February 16, 2001 (herein called the "Agreement"), between the Company and the respective purchasers named therein and is entitled to the benefits thereof. As provided in the Agreement, this Note is subject to prepayment, in whole or from time to time in part.

      This Note is a registered Note and, as provided in the Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note or Notes in authorized denominations aggregating a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company shall not be affected by any notice to the contrary.

      In case an Event of Default, as defined in the Agreement, shall occur and be continuing, the principal of this Note may be declared or otherwise become due and payable in the manner and with the effect provided in the Agreement.

      This Note shall be construed and enforced in accordance with the internal laws of the State of Illinois.


                               WHEELING POWER COMPANY


                               _/s/ A. A. Pena_
                               By:     A. A. Pena
                                Title: Treasurer



                  6.73% NOTE DUE February 16, 2004
                                 of
                       Wheeling Power Company

No.  3                                              February 16, 2001

                                               PPN: 96316# AA 1

$5,000,000


      FOR VALUE RECEIVED, the undersigned, WHEELING POWER COMPANY, (herein called the "Company"), a corporation organized and existing under the laws of the State of West Virginia, hereby promises to pay to NATIONWIDE LIFE INSURANCE COMPANY, or registered assigns, the principal sum of FIVE MILLION DOLLARS ($5,000,000) on February 16, 2004, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.73% per annum from the date hereof, payable semiannually on the 16th day of February and August in each year, commencing with the February or August next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, and overdue payment of interest, and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 8.73% or (ii) the rate of interest publicly announced by Citibank N.A. from time to time in New York, New York as its "base" or "prime" rate.

      Payments of principal, premium, if any, and interest are to be made at the main office of NATIONWIDE LIFE INSURANCE COMPANY, in Columbus, Ohio, or at such other place as the holder hereof shall designate to the Company in writing, in lawful money of the United States of America.

      This Note is one of a series of Notes (herein called the "Notes") issued pursuant to a Note Purchase Agreement, dated as of February 16, 2001 (herein called the "Agreement"), between the Company and the respective purchasers named therein and is entitled to the benefits thereof. As provided in the Agreement, this Note is subject to prepayment, in whole or from time to time in part.

      This Note is a registered Note and, as provided in the Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note or Notes in authorized denominations aggregating a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company shall not be affected by any notice to the contrary.

      In case an Event of Default, as defined in the Agreement, shall occur and be continuing, the principal of this Note may be declared or otherwise become due and payable in the manner and with the effect provided in the Agreement.

      This Note shall be construed and enforced in accordance with the internal laws of the State of Illinois.


                               WHEELING POWER COMPANY


                               _/s/ A. A. Pena_
                               By:     A. A. Pena
                                Title: Treasurer





                                          Exhibit F-1






614/223-1624


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

February 28, 2001

Re:  Wheeling Power Company
     File No. 70-9799

Gentlemen:

In connection with the transactions proposed and described in the Application or Declaration on Form U-1 filed with this Commission in the captioned proceeding, to which this opinion is an exhibit, I have examined, among other things, the Application or Declaration on Form U-1, as amended.

Based upon such investigation as I have deemed necessary, it is my opinion that:

      (a) all state laws applicable to the proposed transactions have been complied with;

      (b) the notes issued by Wheeling Power Company ("WPCo") are valid and binding obligations of WPCo in accordance with their terms; subject, however, to the qualification that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights in general and by general principles of equity; and

      (c) the consummation of the proposed transactions have not violated the legal rights of the holders of any securities issued by WPCo or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration.

Very truly yours,

/s/ William E. Johnson

William E. Johnson
Counsel for the Company